Writer’s Direct Dial: +1 212 225 2630 E-Mail: dsternberg@cgsh.com

October 26, 2011

Ms. Christina Chalk, Esq.

Senior Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0303

Re:	Teléfonos de México, S.A.B. de C.V. Schedule TO-T filed by América Móvil, S.A.B. de C.V. Filed on October 11, 2011 File No. 5-60737

Dear Ms. Chalk:

On behalf of our client, América Móvil, S.A.B. de C.V. (“América Móvil”), we have set forth below the responses of América Móvil to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter to Daniel Sternberg, dated October 18, 2011 (the “Comment Letter”). For ease of reference, the text of each of the Staff’s comments is set forth in full in this letter in italics with the response immediately following each italicized comment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase, dated October 11, 2011 (the “Offer to Purchase”). All page references in the following responses correspond to the page numbers in the Offer to Purchase.

Concurrently with the delivery of this letter, América Móvil is filing an amendment to its combined Schedule TO and Schedule 13E-3, initially filed on October 11, 2011 (the “Combined Schedule”), containing the revisions described in this letter. For your convenience, a courtesy copy of today’s amendment is enclosed.

Ms. Christina Chalk, Esq., p. 2

Schedule TO-T

1.	In the last paragraph before the exhibit list, where you incorporate by reference to disclosure in the Offer to Purchase to satisfy all of the items in Schedule TO, you should do the same as to the disclosure elements of Schedule 13E-3. Please revise.

In response to the Staff’s comment, América Móvil has revised the last sentence of the last paragraph before the exhibit list as follows:

The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-11 and Item 13 of this Schedule TO and to Items 1-14 of the related Schedule 13E-3.

2.	We note that Mr. Carlos Slim is Chairman of the Board of America Movil and owns a controlling stake in both that entity and Telmex. Tell us what consideration was given to including Mr. Slim as a bidder on the Schedule TO and a filing person on the Schedule 13E-3 for this transaction. Your analysis should address Mr. Slim’s personal involvement in initiating, structuring and negotiating this transaction. We may have further comments.

In response to the Staff’s comment, to avoid possible confusion, we initially point out that it is Mr. Carlos Slim Helú, together with his sons and daughters (the “Slim Family”), who may be deemed to own a controlling interest in América Móvil and that Mr. Carlos Slim Helú is neither an officer nor a director of either América Móvil or Telmex and had no active personal involvement in initiating, structuring or negotiating the Offer.1

Mr. Carlos Slim Domit is one of two Co-Chairmen of the board of directors of América Móvil and is a member of the Slim Family. However, Mr. Carlos Slim Domit is not a member of day-to-day senior management of América Móvil and had no active personal involvement in initiating, structuring or negotiating the Offer other than in his capacity as a member of the board of América Móvil. Mr. Carlos Slim Domit is also a director of Telmex but did not participate in the Telmex board’s deliberations related to the Offer.

Since Messrs. Carlos Slim Domit and Patrick Slim Domit, both directors of América Móvil and Telmex, are members of the Slim Family, which may be deemed to control América Móvil, América Móvil did consider whether or not members of the Slim Family should be considered bidders on the Schedule TO and persons “engaged” in the pending “going private” tender offer within the meaning of Rule 13e-3 and concluded that under the facts and circumstances of this transaction and the parties involved, they should not.

[1]

We note that the Slim Family owns a de minimis amount of Telmex Shares directly and that its interest in Telmex is represented almost entirely by the indirect interest in Telmex that América Móvil holds.

Ms. Christina Chalk, Esq., p. 3

As noted in Section II.D.3 of the Commission’s Current Issues and Rulemaking Projects Outline (November 14, 2000) (the “Outline”), whether a particular affiliate of an issuer is “engaged” in a going private transaction is an issue separate from the determination that such person is an affiliate and depends on all of the relevant facts and circumstances of the transaction. Thus, it is not always the case that all affiliates of a company engaged in a going private transaction are themselves engaged in the transaction for purposes of Rule 13e-3. América Móvil believes that the present fact pattern presents a compelling case that while the members of the Slim Family are affiliates of América Móvil, they are not so engaged.

The Staff has long articulated the position (see Section II.D.2 of the Outline), in the context of determinations as to whether or not a parent company or other persons who control the bidder in a tender offer are persons “on whose behalf” the offer is being made and, therefore, bidders, that one must look to the control person’s role in the transaction. Where the “named bidder is an established entity with substantive operations and assets apart from those related to the offer, the staff ordinarily will not go further up the chain of ownership to analyze whether that entity’s control persons are bidders.”

While the answer to the question of whether a tender offer is being made “on behalf of” a control person may certainly be different in some circumstances from the answer to whether the control person is “engaged” in a going private transaction, we believe that the two inquiries are closely analogous in general and that the analogy is particularly compelling where the going private transaction in question is in fact a tender offer.

The activities and relationship among América Móvil, Telmex and members of the Slim Family, in connection with the pending tender offer, fit squarely within the lines of the Staff’s position that would lead to a conclusion that they are not bidders and not “engaged” in the going private transaction that the tender offer represents.

América Móvil, the bidder in the pending tender offer, is, as we are sure the Staff is aware, an extremely large, well-established company with very substantive operations and assets. América Móvil maintains an independent board and adheres to corporate governance principles required of publicly listed companies in Mexico. In 2010, América Móvil reported assets of over U.S.$72.0 billion and consolidated annual revenue of approximately U.S.$48.1 billion. It has a current market capitalization of approximately U.S.$90.5 billion. It is the leading provider of wireless services in Latin America, with 236 million wireless subscribers and 54 million fixed revenue generating units in the Americas as of June 30, 2011. Its shares are listed on the Mexican Stock Exchange and the New York Stock Exchange and registered under the Securities Exchange Act, and it is subject to regulation by both the Mexican Securities Commission and the Commission. América Móvil regularly engages in a variety of significant acquisition, capital markets, financing and other significant business transactions.

Even if one continues the inquiry beyond the established, substantive nature of América Móvil, there are no circumstances to suggest that the pending going private tender offer should fairly be regarded as a transaction of any member of the Slim Family, rather than an América Móvil corporate transaction. The majority of the board of directors of América Móvil,

Ms. Christina Chalk, Esq., p. 4

including all of the members of the Audit and Corporate Practices Committee of the board, is independent from América Móvil and the Slim Family and the majority of América Móvil’s senior management is not affiliated with the Slim Family. As described under Special Factors – “Background of the Tender Offer” on page 15 of the Offer to Purchase, the Offer represents a natural extension of an earlier strategic decision by América Móvil to consolidate certain of its businesses, and the transaction was initiated, planned and implemented by América Móvil’s senior management, including its chief executive officer, chief fixed operations officer, chief financial officer and general counsel, none of whom is a member of the Slim Family. While Mr. Patrick Slim Domit was consulted about the Offer, in his capacity as co-chairman of the board of directors of América Móvil, the decision to make the Offer was an independent business decision made by América Móvil’s management. We also note that neither Mr. Carlos Slim Domit nor Mr. Patrick Slim Domit, members of the Slim Family, who are also directors of Telmex, participated in the deliberations of América Móvil’s board of directors with respect to the Offer. América Móvil’s decision to engage in the tender offer did not require or receive shareholder approval. All of the decisions related to the Offer were taken by América Móvil’s executive officers, recommended by the Audit and Corporate Practices Committee of its board, which does not include any directors who are members of the Slim Family, and ultimately approved by the board of directors, without the participation of the directors who are members of the Slim Family.

Additionally, none of the other factors that the Staff has indicated are relevant to the inquiry in Section II.D.2 of the Outline are inconsistent with the circumstances of the Offer. The members of the Slim Family (1) did not, as detailed above, play any meaningful role in initiating, structuring and negotiating the tender offer, (2) are not acting together with América Móvil in conducting the Offer, (3) did not control the terms of the Offer and will not determine whether any of the tender offer conditions has been satisfied or waived, and (4) did not provide financing for the Offer or play a primary role in obtaining financing.

As disclosed in the Offer to Purchase, the Slim Family has no interest in the outcome of the pending tender offer other than indirectly as shareholders of América Móvil.

Based on the facts and discussion presented above, América Móvil respectfully submits that none of the members of the Slim Family should be considered as a bidder on the Schedule TO or a person “engaged” in the pending “going private” tender offer within the meaning of Rule 13e-3.

Ms. Christina Chalk, Esq., p. 5

Offer to Purchase – Exhibit (a)(1)

3.	The disclosure in the box on the cover page of the offer document sates that the U.S. Offer will expire at 5:00 pm, New York City time on November 11, 2011 unless “earlier terminated.” In your response letter and with a view to further disclosure, explain the circumstances under which the Offer could be terminated early. Alternatively, revise the disclosure to delete or revise this language.

In response to the Staff’s comment, we have deleted the language suggesting that the Offer may be “earlier terminated” in each instance where it qualifies the expiration time of the Offer in the Offer to Purchase.

4.	We note the disclosure that holders tendering into the U.S. Offer will be paid six business days after acceptance for purchase of Telmex Securities in the U.S. Offer. In your response letter, explain why you believe this is prompt payment under Rule 14e-1(c). Your response should address the reasons why it will take this length of time to pay for tendered Securities, and whether persons tendering into the Mexican Offer will be paid any sooner than those tendering into the U.S. Offer. You should also indicate how soon after expiration of the Offer period acceptance of tendered Securities will occur. Finally, confirm that the six business day payment period is the shortest amount of time possible for payment under the circumstances.

The Tender Agent for the U.S. Offer, The Bank of New York Mellon, informed América Móvil that, in view of the currency exchange and other mechanics of transfer involved, the shortest feasible time in which tendering holders could receive payment following the expiration of the U.S. Offer would be six business days. América Móvil is working with the Tender Agent to find a means to reduce that time period to the extent feasible, possibly to as few as four business days and, if successful, will announce that fact prior to the expiration of the Offer. The Mexican Offer provides for settlement of the purchased Telmex Shares four business days following the expiration of the Offer. The Telmex Shares accepted for purchase in the Mexican Offer will be purchased on the Mexican Stock Exchange (as required by Mexican rules) on the business day following the expiration of the Offer with settlement of the purchase occurring three business days later, as is customary in Mexico. If the Offer’s conditions have been satisfied (or waived), all Telmex Securities validly tendered and not properly withdrawn under the U.S. Offer will be accepted for payment immediately upon the expiration of the U.S. Offer. See page 36 under THE TENDER OFFER—Section 2—”Acceptance for Payment and Settlement of the U.S. Offer.

5.	See our last comment above. Revise the disclosure document to make clear that you are referring to six U.S. business days for payment of tendered Securities.

We refer the Staff to page 35 of the Offer to Purchase which, discloses that, for the purposes of the Offer to Purchase, “business day” means a U.S. business day, i.e., “any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings or, in the case of determining a date when any payment is due, any day on which banks are not

Ms. Christina Chalk, Esq., p. 6

required or authorized to close in New York City, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.”

6.	Refer to the disclosure concerning the restrictions on making this Offer into “certain jurisdictions” other than Mexico and the United States where it may be restricted by law at the bottom of the cover page. As you know, the U.S. Offer is open to all holders of ADSs, wherever resident. You state that tenders will not be accepted from holders residing in certain jurisdictions. Please provide your analysis as to how limiting participation in this manner is consistent with the disclosure elsewhere about who may participate in the U.S. Offer and with Rule 14d-10(a)(1). If you are attempting to rely on Rule 14d- 1 0(b)(2), note that Rule 14d-10(b)(2) is restricted to state law. Refer to Section II.G.1 of SEC Release No. 34-58597 (September 19, 2008) for guidance. Alternatively, revise the language here and the comparable disclosure on page 58 of the Offer to Purchase.

In response to the Staff’s comment, América Móvil has amended the disclosure in the second paragraph of the back side of the front cover of the Offer to Purchase to read as follows:

We have not attempted to comply with the laws that might apply to the Offer in any jurisdiction other than the United States and Mexico. It is possible that the laws of some other jurisdictions may restrict the making of the Offer, the distribution of this offer to purchase, or the tender of Telmex Securities, but we are not aware of any such restriction. If we become aware of any jurisdiction in which the making of the tender offer or the election to tender Telmex Securities in connection therewith would not be in compliance with applicable law, we will make a good faith effort to comply with any such law.

América Móvil has revised the last paragraph on page 33 to read as follows:

We have not attempted to comply with the laws that might apply to the Offer in any jurisdiction other than the United States and Mexico. It is possible that the laws of some other jurisdictions may restrict the making of the Offer, the distribution of this offer to purchase, or the tender of Telmex Securities, but we are not aware of any such restriction. If we become aware of any jurisdiction in which the making of the tender offer or the election to tender Telmex Securities in connection therewith would not be in compliance with applicable law, we will make a good faith effort to comply with any such law.

América Móvil has revised the first paragraph on page 58 to read as follows:

This offer to purchase is intended solely for holders of Telmex Shares that are U.S. residents and holders of Telmex ADSs. Separate offering materials in Spanish have been published in Mexico, as required by Mexican law. We have not attempted to comply with the laws that might apply to the Offer in any jurisdiction other than the United States and Mexico. It is possible that the laws

Ms. Christina Chalk, Esq., p. 7

of some other jurisdictions may restrict the making of the Offer, the distribution of this offer to purchase, or the tender of Telmex Securities, but we are not aware of any such restriction. If we become aware of any jurisdiction in which the making of the tender offer or the election to tender Telmex Securities in connection therewith would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. In any jurisdiction where the securities, blue sky or other laws require the tender offer to be made by a licensed broker or dealer, the tender offer will be deemed to be made on our behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

7.	Refer to our last comment above. You direct people coming into possession of the offer materials to inform themselves about whether their participation in or acceptance of the Offer would be in compliance with the laws in their particular jurisdiction. Explain how such persons would make this determination, as it would appear to be determined in large measure by what America Movil as the bidder has or has not done to comply with applicable law in a given jurisdiction. Alternatively, revise or delete this language

In response to the Staff’s comment, América Móvil has revised the Offer to Purchase to delete the referenced language (as reflected above in our response to comment 6).

Summary Term Sheet – Does the Offer Provide for a subsequent offering period?, page 8

8.	Disclose how (by what means) you will announce whether or not you will include a subsequent offering period in the Offer.

In response to the Staff’s comment, América Móvil has amended the first paragraph under Summary Term Sheet—”Does the Offer provide for a subsequent offering period?” on page 8 to read as follows:

Any subsequent offering period will be announced by means of a press release no later than 9:00 a.m. New York City time on the next business day after the expiration date of the initial offering period.

9.	You state that Telmex Securities tendered during any subsequent offering period will be paid for “promptly.” Elaborate on what this means? Will payment for those securities be made more quickly than the six business days it will take for payment of securities tendered in the initial offering period?

Securities tendered during any subsequent offering period will be accepted for purchase immediately and paid for through the same means and in the same time frame as payment for securities accepted for purchase during the initial offering period.

Ms. Christina Chalk, Esq., p. 8

Special Factors

Background of the Offer, page 15

10.	Describe how the Offer price was determined and by whom, including any input from Citigroup.

As described in the Offer to Purchase, the Offer price was determined by the senior management of América Móvil, and proposed for approval by its board of directors and the Audit and Corporate Practices Committee of the board. Citigroup did not have any involvement in the determination of the Offer price. Citigroup was engaged by América Móvil’s management subsequent to América Móvil’s announcement of its intention to make the Offer at the Offer price. The Offer price, which was derived from the weighted average trading price of Telmex Series L Shares for the month prior to the announcement of América Móvil’s intention to make the Offer, represented, in the senior management’s judgment, a price that would be attractive to investors and result in a successful offer. In addition, América Móvil’s senior management took into consideration the fact that the proposed Offer price would satisfy the price criteria established by the Mexican Securities Law as a prerequisite to deregistration of the Telmex Shares in Mexico, the Mexican equivalent to “going private.” The Mexican Securities Law provides that in order for the shares of a public Mexican company to be eligible for deregistration by the CNBV, the price offered in any tender offer preceding a deregistration application must be at least the greater of the net book value of the shares (as of the end of the fiscal quarter prior to the announcement of the offer), Ps.2.54 in the case of the Telmex Shares, and the market value of the shares (the volume weighted average price of the shares over the thirty trading days prior to the commencement of the offer), Ps. 10.41 in the case of the Offer.

11.	Describe any discussions or contacts between representatives of America Movil and representatives of Telefonos de Mexico regarding a possible going private transaction. We note that there are four individuals in common on the boards of directors of both companies. Your revised disclosure should clarify when representatives of Telmex would have become aware of the impending acquisition by America Movil, by virtue of these interlocking board positions or otherwise.

América Móvil confirms that no discussions or contacts between representatives of America Movil and representatives of Telmex regarding a possible going private transaction took place prior to the delivery of América Móvil’s letter on August 1, 2011. While the individuals who are members of both the América Móvil board and the Telmex board were aware of América Móvil’s consideration of a possible tender offer, América Móvil confirms that these individuals did not share that information with representatives of Telmex.

Ms. Christina Chalk, Esq., p. 9

12.	Describe any briefings or oral reports provided by Citigroup to America Movil representatives. Note that the summary required by Item 1015(b)(6) of Regulation M-A encompasses both oral and written contacts with your financial advisor.

América Móvil confirms that Citigroup did not make any briefings or oral reports to América Móvil representatives other than as disclosed in the Offer.

Purpose of and Reasons for the Tender Offer, page 16

13.	Disclose the reasons for the timing of this transaction and its structure. See Item 1014(c) of Regulation M-A.

As described in the Offer to Purchase, the Offer represents a continuation of the implementation of the earlier strategic decision of América Móvil to consolidate certain of the cellular and fixed line telephone businesses of its affiliated companies. No particular reasons compelled the commencement of the Offer at this time beyond those described on page 15 of the Offer to Purchase.

The transaction was structured as a tender offer because there are no other reasonably available means under applicable Mexican corporate law and practice to seek to acquire the entire equity interest in a publicly-traded Mexican company, such as the statutory merger or mandatory share acquisition available in other jurisdictions. With regard to Item 1014(c), the Offer to Purchase discloses (at page 21), as required by Item 8 of Schedule 13E-3, that the Offer was not structured to require approval of at least a majority of the unaffiliated Telmex shareholders. We note supplementally that such a condition is neither required by Mexican law nor customary in Mexican practice and would arguably be detrimental to the interests of unaffiliated Telmex shareholders wishing to take advantage of the Offer irrespective of the views of the other holders.

Plans for Telmex Following the Tender Offer, page 17

14.	Clarify that you do not intend to “squeeze out” holders of Telmex Securities who do not participate in the Offer. Clarify what this will mean for those minority holders going forward, including the effect on the liquidity of their securities and their ability to participate in corporate governance matters, etc.

In response to the Staff’s comment, we respectfully refer the Staff to the Q&A on page 7 of the Offer to Purchase, which addresses the effects of the Offer on non-tendering holders and to page 20, which indicates that acceptance of the Offer is voluntary and América Móvil does not have the intention to “squeeze out” holders that elect not to accept the Offer and to remain shareholders of Telmex. In order to clarify this point, América Móvil has amended the second paragraph on page 7 of the Offer to Purchase as follows:

If you do not tender your Telmex Securities, you will remain a shareholder of Telmex or a holder of Telmex ADSs. After the completion of the Offer, the

Ms. Christina Chalk, Esq., p. 10

number of Telmex Securities remaining in public circulation may be so small that there may no longer be an active trading market for the Telmex Shares in Mexico or the Telmex ADSs in the United States. América Móvil does not have the intention, nor are there any reasonably available means under applicable Mexican law to “squeeze out” holders that elect not to accept the Offer and to remain shareholders of Telmex.

América Móvil has also amended the Offer to Purchase by added the same disclosure after the second paragraph on page 18.

We also note that América Móvil currently owns 74.2% of Telmex’s outstanding voting shares and that the Telmex Series L Shares are entitled to vote only in extremely limited circumstances. Because América Móvil already has effective voting control of Telmex, the Offer will have little, if any, effect on the ability of holders of Telmex Securities to participate in corporate governance matters of Telmex. Holders of Telmex Series L Shares that do not participate in the Offer will continue to be able to vote for the directors whom their class is entitled to elect.

Certain Effects of the Tender Offer – Effects in Mexico, page 17

15.	On page 18, where you discuss subsequent purchases of Telmex Securities, provide more details about the additional offer the CBNV may require. Clarify whether this is in addition to the offer that might be made by the Telmex Repurchase Trust. Clarify how the purchase price in a subsequent offer would be set. For example, you state that it would be the greater of the trading price or book value but don’t provide parameters for when the trading price would be determined. Under what circumstances could you establish different consideration and how would the amount of that consideration be established? Would the form of the consideration (cash) remain the same as in the Offer? How would U.S. holders be treated in these additional “follow on” offers, including the one conducted by the Repurchase Trust? What U.S. rules would or may apply to those offers?

In response to the Staff’s comment, América Móvil has amended the second paragraph under “Effects in Mexico—Subsequent Purchases of Telmex Securities” on page 18 to read as follows:

Separately from the establishment of the Telmex Repurchase Trust, depending on the size of the public float after the Offer, we may be required by the CNBV to make an additional offer for Telmex Securities that would be open to all remaining holders wherever located. Applicable Mexican law provides that the consideration in any such additional offer be at least the greater of an average trading price of the relevant security (the volume weighted average price over the thirty trading days prior to the commencement of the offer) and their book value as of the end of the fiscal quarter prior to the announcement of the offer. However, under all circumstances the price payable in any such offer would be at

Ms. Christina Chalk, Esq., p. 11

least equal to the Offer price (subject to appropriate adjustments for stock splits, dividends or similar events) and would be paid in cash.

As the Staff is undoubtedly aware, the applicability of U.S. regulations to the Telmex Repurchase Trust or a follow-on offer would depend on several factors not currently determinable, in particular the number of Telmex Securities outstanding and the number of U.S. holders and whether or not any of the Telmex Securities remain either listed or registered in the United States at the time any such offers are made. América Móvil confirms that it will comply with any applicable U.S. law or regulation in connection with such transactions.

16.	See our comments above. It appears that holders of Telmex Securities could receive different consideration (either higher or lower and potentially a different form of consideration) in any follow on offer(s). This fact should be more prominently disclosed and the risks highlighted for target holders deciding whether to participate in this Offer.

Please see our response to Comment 16. As noted in the revised disclosure there, América Móvil undertakes that under all circumstances, the price payable by the Telmex Repurchase Trust or in any follow-on offer would be at least equal to the Offer price (subject to appropriate adjustments for stock splits, dividends or similar events) and would be paid in cash. As to the possibility that the price required by the CNBV to be paid in any subsequent offer would be higher than the Offer price, América Móvil notes that, while theoretically possible, based on its own and other Mexican experience, the likelihood of this occurring is at best remote. In view of this and given that the possibility any further offer will be required at all is itself speculative, we believe that an elaboration of this possibility is not material and could, in fact, potentially lead investors to an inaccurate view of this possibility.

Position of America Movil Regarding Fairness of the Tender Offer to Unaffiliated Holders of Telmex Securities, page 20

17.	While the title of this section refers to fairness to unaffiliated Telmex security holders, the disclosure in the body of this section addresses “holders” generally. Please revise.

In response to the Staff’s comment, América Móvil has amended the disclosure on page 20 – 21 under the heading “Position of América Móvil Regarding Fairness of the Tender Offer to Unaffiliated Holders of Telmex Securities” to replace the phrases “holders of Telmex Securities” and “Telmex shareholders” with “unaffiliated holders of Telmex Securities” and “unaffiliated Telmex shareholders,” respectively.

18.	Please explain why America Movil believes the Offer is procedurally fair to unaffiliated Telmex security holders, addressing the factors set forth in Item 1014(c) and (d) of Regulation M-A.

América Móvil respectfully submits that the disclosure contained on page 20 of the Offer to Purchase explains that the factors considered by AMX described there form the basis of its position as to both the substantive and procedural fairness of the Offer. In particular the

Ms. Christina Chalk, Esq., p. 12

last three bullet points – the voluntary nature of the Offer (particularly, in view of the absence of any intended or reasonably available squeeze-out” of non-tendering shareholders) and the provisions of Mexican law that give unaffiliated shareholders the benefit of an independent assessment of the fairness of the Offer price by the Telmex board and an independent financial advisor – are factors that supported América Móvil’s view as to the procedural fairness of the Offer.

The Offer to Purchase discloses (at page 21), as required by Item 8 of Schedule 13E-3 (Items 1014(c) and (d) of Regulation M-A), that the Offer was not structured to require approval of at least a majority of the unaffiliated Telmex shareholders and that no unaffiliated representative was retained by Telmex to act on behalf of unaffiliated shareholders. As we noted above, such provisions are neither required by Mexican law nor customary in Mexican practice, and were not considered by América Móvil, whereas Mexican law provides for unaffiliated shareholders to have the benefit of an assessment of the fairness of the Offer price by the independent directors (assisted by an independent financial advisor).

19.	Discuss how America Movil considered historical trading prices for Telmex Securities, including the fact that the Telmex ADSs traded significantly above the Offer price in each quarter of the last year. See Instruction 2(ii) to Item 1014 of Regulation M-A. Your revised disclosure should specifically describe how America Movil considered this fact in reaching its fairness determination.

Although América Móvil was, of course, aware of the historical trading prices for the Telmex Securities, it did not view historical market prices as a more reliable indicator of value than current market prices or indicative of future market prices and did not give the fact that the Telmex Securities had previously traded at prices higher than the Offer Price significant consideration in forming its view as to the fairness of the Offer price. As noted above, the Offer price determined by the senior management of América Móvil was derived from the weighted average trading price of Telmex Series L Shares for the month prior to the announcement of América Móvil’s intention to make the Offer and represented, in the senior management’s judgment, a price that would be attractive to investors and result in a successful offer. In addition, América Móvil’s senior management took into consideration the entirely voluntary nature of the Offer and also the fact that the proposed Offer price would satisfy the price criteria established by the Mexican Securities Law as a prerequisite to deregistration of the Telmex Shares in Mexico, the Mexican equivalent to “going private”.

20.	Discuss how America Movil considered the net book value of the target securities in assessing the fairness of the Offer price. See Instruction 2(iii) to Item 1014 of Regulation M-A.

América Móvil did not consider give consideration to the net book value of the Telmex Securities in reaching its position as to the fairness of the Offer for the reasons described in the first full paragraph of page 21 of the Offer to Purchase. We note supplementally that the Offer price does represent a substantial premium over the net book value per share of the Telmex Securities (Ps. 2.54 as of June 30, 2011).

Ms. Christina Chalk, Esq., p. 13

Position of America Movil’s Financial Advisor, page 21

21.	Provide the disclosure with respect to Citigroup required by Item 1015(b)(1)-(5) of Regulation M-A.

In response to the Staff’s comment, América Móvil has revised the disclosure on pages 28 and 29 of the Offer to Purchase under the heading “Fees and Qualifications” as follows:

Citigroup was retained by the board of directors of América Móvil as financial advisor in connection with the Offer, and to render an opinion to the board of directors and the Audit and Corporate Practices Committee with respect to the fairness to América Móvil, from a financial point of view, of the consideration to be paid by América Móvil in the Transaction. Citigroup is an internationally recognized investment banking firm which regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. América Móvil selected Citigroup to render an opinion to the board of directors and the Audit and Corporate Practices Committee based on Citigroup’s reputation as an internationally recognized investment banking firm, its experience and expertise in the valuation of businesses and their securities in connection with mergers and acquisitions, its experience in the telecommunications industry, its experience in valuing companies operating in Mexico and its familiarity with América Móvil.

Citigroup will receive a fee from América Móvil for its services in connection with the Offer, which became payable upon the delivery of its opinion. Subject to certain limitations, Citigroup will receive reimbursement for all reasonable travel and other expenses (including the reasonable fees and expenses of Citigroup’s legal counsel) incurred in performing its services in connection with its engagement. América Móvil has also agreed to indemnify Citigroup and its related persons against liabilities, including, but not limited to, liabilities under the federal securities laws, arising out of its engagement.

Citigroup and its affiliates in the past have provided, currently are providing and in the future may provide, services to América Móvil and certain of its affiliates, for which services Citigroup and its affiliates have received, and expect to receive, compensation. In the two years prior to the date of its opinion, Citigroup provided services to América Móvil and certain of its affiliates that were unrelated to the Offer, and received fees in connection with such services. In the two years prior to the date of its opinion, Citigroup provided investment banking services to América Móvil in connection with mergers and acquisitions, and underwriting various credit, bond or loan facilities, including (i) acting as financial advisor to América Móvil in connection with its acquisition of CGT, (ii) acting as lender to América Móvil in June 2010 for a $2.0 billion Bilateral Credit

Ms. Christina Chalk, Esq., p. 14

Agreement, (iii) acting as joint lead arranger and bookrunner in May 2011 in connection with a $2.0 billion revolving US Dollar credit facility and a $2.0 billion revolving Euro credit facility to América Móvil, (iv) acting as co-manager in June 2010 in connection with two revolving Euro credit facilities in an aggregate amount of $2.165 billion, (v) acting as joint bookrunner in March 2010 in connection with an international bond offering by América Móvil in an aggregate principal amount of $4.0 billion, and (vi) acting as joint bookrunner in March 2010 in connection with a domestic bond offering by América Móvil in an aggregate principal amount of Ps. 14.881 billion. As compensation for such investment banking services provided by Citigroup to América Móvil in the two years prior to the date of its opinion, Citigroup received fees of approximately $7.6 million in aggregate. In addition, in the two years prior to the date of its opinion, Citigroup provided non-investment banking services to América Móvil, such as foreign exchange, cash management and loan portfolio management, for which Citigroup received fees and compensation of approximately $38.7 million in the aggregate. In the ordinary course of business, Citigroup and its affiliates may actively trade or hold the securities of América Móvil, Telmex or the affiliates of América Móvil and Telmex for its own account or the account of Citigroup customers and, accordingly, any at any time, may hold a long of short position in such securities. The consideration to be paid in the Offer was determined solely by América Móvil, and Citigroup made no recommendation to América Móvil with respect to the amount of the consideration to be paid in the Offer.

22.	Confirm in your response letter that Citigroup did not receive (from either Telmex or America Movil) any non-public financial forecasts or projections regarding Telmex. If such information was received, it should be included in your revised disclosure document. We may have further comments.

América Móvil confirms that neither Telmex nor América Móvil provided Citigroup with any non-public financial forecasts or projections regarding Telmex.

Conditions to the Tender Offer, page 45

23.	In your response letter, tell us whether the Offer conditions for both the Mexican and U.S. Offers are the same. We may have further comment.

América Móvil confirms that the conditions for both the Mexican and U.S. Offers are the same in all material respects.

Ms. Christina Chalk, Esq., p. 15

24.	Refer to the first sentence in the last paragraph of this section. Reserving the right to judge an offer condition in your “sole discretion” is effectively the equivalent of a waiver of that condition. Please revise to include a “reasonableness standard,” which would also be consistent with the disclosure describing each offer condition in each bullet point in this section.

In response to the Staff’s comment, América Móvil has revised the first sentence of the last paragraph of Section 5 – “Conditions to the Tender Offer” on page 46 as follows:

The occurrence of any of the foregoing events or circumstances will be determined by us in our reasonable judgment.

Exhibit (c)(1) – Citigroup Fairness Opinion dated September 7, 2011

25.	In the second to last paragraph, the Citigroup fairness opinion states that it is provided “solely for the information of the Board of Directors of America Movil” and “may not be relied upon by any other third party.” Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Citigroup’s belief that shareholders cannot rely upon the opinion to support any claims against it arising under applicable state or other law (e.g., the inclusion of an express disclaimer in its engagement letter with America Movil). Describe any applicable state-law or other authority regarding the availability of such a potential defense. In the absence of applicable state-law or other legal authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state or other law. Further disclose that the availability of such a defense to Citigroup would have no effect on the rights and responsibilities of either Citigroup or America Movil under the U.S. federal securities laws.

América Móvil engaged Citigroup to evaluate the fairness to América Móvil, from a financial point of view, of the consideration to be paid by América Móvil in the Offer. The opinion of Citigroup does not address the fairness from a financial point of view of the consideration to be paid in the Offer to the unaffiliated holders of Telmex Securities. The opinion of Citigroup was requested by América Móvil for a purpose which is not relevant to the holders of Telmex Securities other than América Móvil – that is to provide support to the board of directors of América Móvil that América Móvil is not offering to pay unaffiliated holders of Telmex Securities a price that is not fair to América Móvil. Although the opinion rendered by Citigroup does not address the fairness of the consideration to be paid to unaffiliated holders of Telmex Securities, América Móvil, in compliance with Items 1015(b) and 1016(c) of Regulation M-A, included a copy of the Citigroup opinion as an exhibit to the Offer to Purchase, and included in the Offer to Purchase full disclosure of the procedures followed, and the methodology used by Citigroup in rendering its opinion to the board of directors of América Móvil.

Ms. Christina Chalk, Esq., p. 16

We also point out that the Citigroup opinion was not among the factors considered by the board of directors of América Móvil in reaching the conclusion that the Offer is both substantively and procedurally fair to unaffiliated holders of Telmex Securities.

For these reasons, América Móvil believes that the Citigroup opinion was not intended to be and should not be relied upon by any person other than the board of directors of América Móvil, and respectfully requests the Staff to reconsider its request that the specified language be deleted from the Citigroup fairness opinion.

América Móvil has authorized us to acknowledge on its behalf that (1) América Móvil is responsible for the adequacy and accuracy of the disclosure in its filing, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) América Móvil may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We very much appreciate the Staff’s review of this filing. If you have any questions regarding the Combined Schedule or these responses, please feel free to contact me at (212) 225-2630 or my partner, Nicolas Grabar at (212) 225-2414.

Sincerely,

/s/ Daniel S. Sternberg
Daniel S. Sternberg

cc:	Alejandro Cantú Jiménez
América Móvil, S.A.B. de C.V.

Nicolas Grabar
Cleary Gottlieb Steen & Hamilton LLP